Exhibit 99

AMENDING AGREEMENT TO CREDIT AGREEMENT among MAGNA INTERNATIONAL INC. as Borrower - and - THE FINANCIAL INSTITUTIONS IDENTIFIED HEREIN as Lenders - and - THE BANK OF NOVA SCOTIA, CITIGROUP GLOBAL MARKETS INC., BofA SECURITIES, INC., BNP PARIBAS SECURITIES CORP., ROYAL BANK OF CANADA, and THE TORONTO - DOMINION BANK as Joint Lead Arrangers and Joint Bookrunners - and - THE BANK OF NOVA SCOTIA as Administrative Agent 4153 - 0017 - 2869.6 DATED as of May 26, 2023 DAVIES WARD PHILLIPS & VINEBERG LLP

4153 - 0017 - 2869.6 AMENDING AGREEMENT TO CREDIT AGREEMENT made as of the 26 day of May, 2023. AMONG: MAGNA INTERNATIONAL INC. (hereinafter referred to as the "Borrower"), - and - THE FINANCIAL INSTITUTIONS indicated on the signature pages hereto (hereinafter referred to as the "Lenders"), - and - THE BANK OF NOVA SCOTIA, as administrative agent of the Lenders (hereinafter referred to as the "Agent"). WHEREAS the Borrower, the Agent and the Lenders are parties to a second amended and restated credit agreement dated as of May 18, 2022 (the "Credit Agreement"); AND WHEREAS the parties hereto wish to amend certain terms and conditions of the Credit Agreement; NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements contained herein and for other good and valuable consideration, the parties hereto agree to amend the Credit Agreement as provided herein: 1. General In this amendment to the Credit Agreement (the "Amending Agreement") (including the recitals) unless otherwise defined herein or the context otherwise requires, all capitalized terms shall have the respective meanings specified in the Credit Agreement. 2. To be Read with Credit Agreement This Amending Agreement is an amendment to the Credit Agreement. Unless the context of this Amending Agreement otherwise requires, the Credit Agreement and this Amending Agreement shall be read together and shall have effect as if the provisions of the Credit Agreement and this Amending Agreement were contained in one agreement. The term "Agreement" when used in the Credit Agreement means the Credit Agreement as amended, supplemented or modified from time to time.

4153 - 0017 - 2869.6 - 2 - 3. Amendments to Credit Agreement (a) Section 1.1 of the Credit Agreement is hereby amended by deleting the definition of "Final Repayment Date" and replacing such deletion as follows: '"'Final Repayment Date" means the earlier of June 24, 2024, subject to extensions of the maturity date as provided for in Section 2.11 and Section 2.12, and the date on which the Credit Facility is terminated pursuant to Section 16.14." (b) Section 1.1 of the Credit Agreement is hereby amended by adding the following definition in its proper alphabetical order: ""Unadjusted Benchmark Replacement" means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment." (c) Section 2.14: Article 2 of the Credit Agreement is hereby amended by adding the following new "2.14 Discontinuance of CDOR Notwithstanding anything to the contrary herein: (a) Replacing COOR On May 16, 2022 Refinitiv Benchmark Services (UK) Limited ("RBSL"), the administrator of COOR, announced in a public statement that the calculation and publication of all tenors of COOR will permanently cease immediately following a final publication on Friday, June 28, 2024. On the date that all COOR Available Tenors have either permanently or indefinitely ceased to be provided by RBSL (the "COOR Cessation Date"), if the then - current COOR Benchmark is COOR, the COOR Benchmark Replacement will replace such COOR Benchmark for all purposes hereunder in respect of any setting of such COOR Benchmark on such day and all subsequent settings without any amendment to, or further action or consent of any other party to this Agreement. If the COOR Benchmark Replacement is Daily Compounded CORRA, all interest payments will be payable on a monthly basis. (b) Replacing Future COOR Benchmarks Upon the occurrence of a COOR Benchmark Transition Event, the COOR Benchmark Replacement will replace the then - current COOR Benchmark for all purposes hereunder in respect of any COOR Benchmark setting at or after 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date notice of such COOR Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement so long as the Agent has not received, by such time, written notice of objection to such COOR Benchmark Replacement from Lenders comprising the Majority Lenders. At any time that the administrator of the then - current COOR Benchmark has permanently or indefinitely ceased to provide such COOR Benchmark or such COOR Benchmark has been announced by the administrator or the regulatory supervisor for the administrator of such COOR Benchmark pursuant to public statement or publication of information to be no longer representative of the underlying market and economic reality that such COOR Benchmark is intended to measure and that representativeness will

4153 - 0017 - 2869.6 - 3 - not be restored, the Borrower may revoke any request for a borrowing of; conversion to or continuation of Advances to be made, converted or continued that would bear interest by reference to such COOR Benchmark until such Borrower's receipt of notice from the Agent that a COOR Benchmark Replacement has replaced such COOR Benchmark, and, failing that, such Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to Prime Rate Advances. During the period referenced in the foregoing sentence, the component of Prime Rate based upon the COOR Benchmark will not be used in any determination of Prime Rate. (c) COOR Benchmark Replacement Conforming Changes In connection with the implementation and administration of a COOR Benchmark Replacement, the Agent will have the right to make COOR Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein, any amendments implementing such COOR Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement. (d) Notices: Standards for Decisions and Determinations The Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any COOR Benchmark Replacement, (ii) any occurrence of a Term CORRA Transition Event, (iii) the effectiveness of any COOR Benchmark Replacement Conforming Changes, and (iv) by delivering a BA Cessation Notice pursuant to clause (g) of this Section, its intention to terminate the obligation of the Lenders to make or maintain Bankers' Acceptances. Any determination, decision or election that may be made by the Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non - occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this Section. (e) Unavailability of Tenor of COOR Benchmark At any time (including in connection with the implementation of a COOR Benchmark Replacement), if the then - current COOR Benchmark is a term rate (including Term CORRA or COOR), then (i) the Agent may remove any tenor of such COOR Benchmark that is unavailable or non - representative for COOR Benchmark (including COOR Benchmark Replacement) settings and (ii) the Agent may reinstate any such previously removed tenor for COOR Benchmark (including COOR Benchmark Replacement) settings. (f) Secondary Term CORRA Conversion Notwithstanding anything to the contrary herein and subject to the proviso below in this clause, if a Term CORRA Transition Event and its related Term CORRA Transition Date have occurred, then on and after such Term CORRA Transition Date (i) the COOR Benchmark Replacement described in clause (A)(I) definition will replace the then - current COOR Benchmark for all purposes hereunder in respect of any setting of such COOR Benchmark on such day and all subsequent settings, without any amendment to, or further action or consent of any other party to, this Agreement; and (ii) each Advance outstanding on the Term CORRA Transition Date bearing

4153 - 0017 - 2869.6 - 4 - interest based on the then - current COOR Benchmark shall convert, on the last day of the then - current interest payment period, into an Advance bearing interest at the COOR Benchmark Replacement described in clause (A)(I) of such definition having a tenor approximately the same length as the interest payment period applicable to such Advance immediately prior to the conversion or such other COOR Available Tenor as may be selected by a Canadian Borrower and agreed by the Agent; provided that, this clause (f) shall not be effective unless the Agent has delivered to the Lenders and the Borrower a Term CORRA Notice, and so long as the Agent has not received, by 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date of the Term CORRA Notice, written notice of objection to such conversion to Term CORRA from Lenders comprising the Majority Lenders or the Borrower. (g) Bankers' Acceptances The Agent shall have the option to, effective as of the date set out in the BA Cessation Notice, which shall be a date on or after the COOR Cessation Date (the "BA Cessation Effective Date"), terminate the obligation of the Lenders to make or maintain Bankers' Acceptances, provided that the Agent shall give notice to the Borrowers and the Lenders at least thirty (30) Business Days prior to the BA Cessation Effective Date ("BA Cessation Notice"). If the BA Cessation Notice is provided, then as of the BA Cessation Effective Date, so long as the Agent has not received, by 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date of the BA Cessation Notice, written notice of objection to the termination of the obligation to make or maintain Bankers' Acceptances from Lenders comprising the Majority Lenders, (i) any drawdown request that requests the conversion of any Advance to, or rollover of any Loans as, a Bankers' Acceptance shall be ineffective, and (ii) if any drawdown request requests a Bankers' Acceptance such Advance shall be made as a CORRA loan of the same tenor. For the avoidance of doubt, any outstanding Bankers' Acceptance shall remain in effect following the COOR Cessation Date until such Bankers' Acceptance's stated maturity. (h) Definitions In this Section 2.14, the following terms have the meanings set out below: "COOR Available Tenor" means, as of any date of determination and with respect to the then - current COOR Benchmark, as applicable, (x) if the then current COOR Benchmark is a term rate, any tenor for such COOR Benchmark that is or may be used for determining the length of an Interest Period or (y) otherwise, any payment period for interest calculated with reference to such COOR Benchmark, as applicable, pursuant to this Agreement as of such dates. "COOR Benchmark" means, initially, COOR; provided that if a replacement of the COOR Benchmark has occurred pursuant to this Section 2.14, then "COOR Benchmark" means the applicable COOR Benchmark Replacement to the extent that such COOR Benchmark Replacement has replaced such prior benchmark rate. Any reference to "COOR Benchmark" shall include, as applicable, the published component used in the calculation thereof. "COOR Benchmark Replacement" means, for any COOR Available Tenor:

4153 - 0017 - 2869.6 - 5 - (A) For purposes of Section 2.14(a) the first alternative set forth below that can be determined by the Agent: (I) the sum of: (I) Term CORRA and (II) 0.29547% (29.547 basis points) for a COOR Available Tenor of one - month's duration, and 0.32138% (32.138 basis points) for a COOR Available Tenor of three - months' duration, or (II) the sum of: (I) Daily Compounded CORRA and (II) 0.29547% (29.547 basis points) for a COOR Available Tenor of one - month's duration, and 0.32138% (32.138 basis points) for a COOR Available Tenor of three - months' duration; and (B) For purposes of Section 2.14(b), the sum of (a) the alternate benchmark rate and (b) an adjustment (which may be a positive or negative value or zero), in each case, that has been selected by the Agent and the Borrower as the replacement for such COOR Available Tenor of such COOR Benchmark giving due consideration to any evolving or then - prevailing market convention, including any applicable recommendations made by the COOR Relevant Governmental Body, for Canadian dollar denominated syndicated credit facilities at such time; provided that, if the COOR Benchmark Replacement as determined pursuant to clause (A) or (B) above would be less than the COOR Floor, the COOR Benchmark Replacement will be deemed to be the COOR Floor for the purposes . of this Agreement. 11 CDOR Benchmark Replacement Conforming Changes 11 means, with respect to any COOR Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of 11 Prime Rate, 11 the definition of "Business Day," the definition of "Interest Period," timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Agent decides may be appropriate to reflect the adoption and implementation of such COOR Benchmark Replacement and to permit the administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of such COOR Benchmark Replacement exists, in such other manner of administration as the Agent decides is reasonably necessary in connection with the administration of this Agreement). "COOR Benchmark Transition Event" means, with respect to any then - current COOR Benchmark other than COOR, the occurrence of a public statement or publication of information by or on behalf of the administrator of the then - current COOR Benchmark, the regulatory supervisor for the administrator of such COOR Benchmark, the Bank of Canada, an insolvency official with jurisdiction over the administrator for such COOR Benchmark, a resolution authority with jurisdiction

4153 - 0017 - 2869.6 - 6 - over the administrator for such COOR Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for such COOR Benchmark, announcing or stating that (a) such administrator has ceased or will cease on a specified date to provide all COOR Available Tenors of such COOR Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any COOR Available Tenor of such COOR Benchmark or (b) all COOR Available Tenors of such COOR Benchmark are or will no longer be representative of the underlying market and economic reality that such COOR Benchmark is intended to measure and that representativeness will not be restored. "COOR Floor" means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to COOR. "COOR Relevant Governmental Body" means the Bank of Canada, or a committee officially endorsed or convened by the Bank of Canada, or any successor thereto . "CORRA" means the Canadian Overnight Repo Rate Average administered and published by the Bank of Canada (or any successor administrator). "Daily Compounded CORRA" means, for any day, CORRA with interest accruing on a compounded daily basis, with the methodology and conventions for this rate (which will include compounding in arrears with a lookback) being established by the Agent in accordance with the methodology and conventions for this rate selected or recommended by the COOR Relevant Governmental Body for determining compounded CORRA for business loans; provided that if the Agent decides that any such convention is not administratively feasible for the Agent, then the Agent may establish another convention in its reasonable discretion; and provided that if the administrator has not provided or published CORRA and a COOR Benchmark Transition Event with respect to CORRA has not occurred, then, in respect of any day for which CORRA is required, references to CORRA will be deemed to be references to the last provided or published CORRA. "Term CORRA" means, for the applicable corresponding tenor, the forward looking term rate based on CORRA that has been selected or recommended by the COOR Relevant Governmental Body, and that is published by an authorized benchmark administrator and is displayed on a screen or other information service, as identified or selected by the Agent in its reasonable discretion at approximately a time and as of a date prior to the commencement of an interest period determined by the Agent in its reasonable discretion in a manner substantially consistent with market practice. "Term CORRA Notice" means the notification by the Agent to the Lenders and the Borrower of the occurrence of a Term CORRA Transition Event. "Term CORRA Transition Date" means, in the case of a Term CORRA Transition Event, the date that is set forth in the Term CORRA Notice provided to

4153 - 0017 - 2869.6 - 7 - the Lenders and the Borrower, for the replacement of the then - current COOR Benchmark with the COOR Benchmark Replacement described in such definition, which date shall be at least thirty (30) Business Days from the date of the Term CORRA Notice. "Term CORRA Transition Event" means the determination by the Agent that (a) Term CORRA has been recommended for use by the COOR Relevant Governmental Body, and is determinable for any COOR Available Tenor, (b) the administration of Term CORRA is administratively feasible for the Agent and (c) a COOR Benchmark Replacement, other than Term CORRA, has replaced COOR in accordance with Section 2.14(a)." (d) Section 2.15: Article 2 of the Credit Agreement is hereby amended by adding the following new "2.15 Interest Rates The Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to Base Rate Canada, the Term SOFR Reference Rate, Daily Simple SOFR, Adjusted Term SOFR, Term SOFR, CORRA, Daily Compounded CORRA or Term CORRA, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, Base Rate Canada, the Term SOFR Reference Rate, Daily Simple SOFR, Adjusted Term SOFR, Term SOFR, CORRA, Daily Compounded CORRA, Term CORRA or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. The Agent and its affiliates or other related entities may engage in transactions that affect the calculation of Base Rate Canada, the Term SOFR Reference Rate, Term SOFR, Daily Simple SOFR, Adjusted Term SOFR, CORRA, Daily Compounded CORRA, Term CORRA or any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Agent may select information sources or services in its reasonable discretion to ascertain Base Rate Canada, the Term SOFR Reference Rate, Daily Simple SOFR, Term SOFR, Adjusted Term SOFR, CORRA, Daily Compounded CORRA, Term CORRA or any other Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service."

4153 - 0017 - 2869.6 - 8 - 4. Representations and Warranties In order to induce the Agent and the Lenders to enter into this Amending Agreement, the Borrower represents and warrants to the Agent and the Lenders as follows, which representations and warranties shall survive the execution and delivery hereof: (a) (b) (c) 5. the representations and warranties set out in Article 9 of the Credit Agreement shall be true and correct in all material respects on the date of this Amending Agreement as if made on and as of such date, except that if any such representation and warranty is specifically given in respect of a particular date or particular period of time and relates to such date or period of time, then such representation and warranty shall be true and correct in all material respects as at such date or for such period of time; all necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance of this Amending Agreement by each Borrower. The Borrower has duly executed and delivered this Amending Agreement. This Amending Agreement is a legal, valid and binding obligation of the Borrower enforceable against it by the Agents and the Lenders in accordance with its terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditor's rights generally and the fact that the courts may deny the granting or enforcement of equitable remedies; and as of the date hereof and after giving full force and effect to the amendments to the Credit Agreement provided for in this Amending Agreement, no Default or Event of Default exists. Conditions Precedent This Amending Agreement shall not be effective until satisfaction of the following terms, each to the satisfaction of the Agent and the Lenders, acting reasonably: (a) (b) 6. this Amending Agreement shall be executed and delivered by the Borrower, the Agents and the Lenders; and the Agent and each Lender shall have received all such other documents, instruments and agreements as may reasonably be required by it. Expenses The Borrower shall pay all reasonable fees and expenses incurred by the Agents and the Lenders in connection with the preparation, negotiation, completion, execution, delivery and review of this Amending Agreement . 7. Continuance of the Credit Agreement The Credit Agreement, as changed, altered, amended or modified by this Amending Agreement, shall be and continue in full force and effect and is hereby confirmed and

4153 - 0017 - 2869.6 - 9 - the rights and obligations of all parties thereunder shall not be affected or prejudiced in any manner except as specifically provided for in this Amending Agreement. 8. Counterparts This Amending Agreement may be executed in any number of separate counterparts, each of which shall be deemed an original and all of said counterparts taken together shall be deemed to constitute one and the same agreement. 9. Governing Law This Amending Agreement shall be construed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. 10. Severability If any term or provision of this Amending Agreement or the application thereof to any party or circumstance shall be held to be invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, the validity, legality and enforceability of the remaining terms and provisions of this Amending Agreement shall not in any way be affected or impaired thereby, and the affected term or provision shall be modified to the minimum extent permitted by law so as most fully to achieve the intention of this Amending Agreement. [Remainder of page intentionally left blank]

S - 1 IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date first written above. MAGNA INTERNATIONAL INC. 4153 - 0017 - 2869.4 by Title: Vice President & Treasurer M a. Name: Patrick W.D. Mccann Title: ExectJtive Vice President & CFO

S - 2 THE BANK OF NOVA SCOTIA, as Administrative Agent by Name: Clement Yu Title: Director Namewe 4153 - 0017 - 2869.5 Title: Associate

S - 2 4153 - 0017 - 2869.4 LENDERS: THE BANK OF NOVA SCOTIA, as a Lender by Name : Andrew Morales Title: Director h4i Name: Nora Rihani Title: Associate

S - 3 4153 - 0017 - 2869.4 BNP PARIBAS, acting through its Canada branch as a Lender by Name: Jean Rolin Title: Director Name : Ji:;: Prft.u Title: Vice President

S - 4 /,;>' BANK OF AMERICA, N.A., CANADA BRANCH, as a Lender by / /2' - - - Name: Adrian Plummer Title: Director - Senior Credit Officer 415 - 0017 - 2869.4

S - 5 d 72A N BRANCH, 4153 - 0017 - 2869.4 Name: Niyousha Zannpour Title: Authorised Signer Name: Title:

4153 - 0017 - 2869.4 S - 6 ROYAL BANK OF CANADA - / by c P Name: Chris Cowan Title: Authorized Signatory

S - 7 4153 - 00·1 hitlb \ /.4 THE TORONTO - DOMINION BANK ;Lr by ------------- - z=tor Name: Tim Thomas Title: Name: ·Aman Cheema Title: Vice President